# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Silver Point Private Credit Fund, CIK 0002033382
CUSIP: 000000000
Title of class of securities: Common shares of beneficial interest, par value $0.01 per share
Address of issuer's principal executive offices: Two Greenwich Plaza, 1st Floor, Greenwich, Connecticut (CT), 06830
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0002106129

## Reporting persons
- Partners Capital Holdings, LLP: type of reporting person: parent holding company or control person (HC), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 7,419,069.27; sole dispositive power 0; shared dispositive power 7,419,069.27; aggregate amount beneficially owned 7,419,069.27 (39% of the class)
- Partners Capital Investment Group, LLP: type of reporting person: investment adviser (IA), parent holding company or control person (HC), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 7,419,069.27; sole dispositive power 0; shared dispositive power 7,419,069.27; aggregate amount beneficially owned 7,419,069.27 (39% of the class)
- Partners Capital LLP: type of reporting person: partnership (PN), non-U.S. institution (FI); citizenship or place of organization: United Kingdom (X0); sole voting power 0; shared voting power 3,181,730.17; sole dispositive power 0; shared dispositive power 3,181,730.17; aggregate amount beneficially owned 3,181,730.17 (16.7% of the class)

## Item 1. Issuer
Name of issuer: Silver Point Private Credit Fund
Address of issuer's principal executive offices: Two Greenwich Plaza, 1st Floor, Greenwich, CT 06830

## Item 2. Person Filing
Name of person filing:
Partners Capital Holdings, LLP
Partners Capital Investment Group, LLP
Partners Capital LLP
(Collectively, the "Reporting Persons")
Address of principal business office or, if none, residence:
c/o Partners Capital Holdings, LLP
Federal Reserve Plaza
600 Atlantic Ave, 30th Floor
Boston, MA 02210
Citizenship:
Partners Capital Holdings, LLP and Partners Capital Investment Group, LLP: Delaware
Partners Capital LLP: United Kingdom

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC), church plan (CP)

## Item 4. Ownership
Amount beneficially owned:
The Reporting Persons, in the aggregate, beneficially own 7,419,069.27 shares of Common shares of beneficial interest, par value $0.01 per share (the "Common Shares") of Silver Point Private Credit Fund (the "Issuer").

Partners Capital LLP, an investment adviser registered with the United Kingdom's Financial Conduct Authority, beneficially owns 3,181,730.17 Common Shares held in accounts of clients over which Partners Capital LLP has voting and dispositive power.

Partners Capital Investment Group Ltd. is the direct holding company of Partners Capital LLP.

Partners Capital Europe SAS, an investment adviser registered with the Autorite des marches financiers, beneficially owns 127,739.33 Common Shares held in accounts of clients over which Partners Capital Europe SAS has voting and dispositive power.

Partners Capital Investment Group (Asia) Pte Ltd., an investment adviser regulated by the Monetary Authority of Singapore, beneficially owns 37,570.39 Common Shares held in accounts of clients over which Partners Capital Investment Group (Asia) Pte Ltd. has voting and dispositive power.

Partners Capital Investment Group, LLP, an investment adviser registered with the U.S. Securities and Exchange Commission, is the direct holding company of Partners Capital Investment Group Ltd., Partners Capital Europe SAS and Partners Capital Investment Group (Asia) Pte Ltd., and may be deemed to beneficially own securities beneficially owned by Partners Capital LLP, Partners Capital Europe SAS and Partners Capital Investment Group (Asia) Pte Ltd. Additionally, Partners Capital Investment Group, LLP beneficially owns 4,072,029.39 Common Shares held in accounts of clients over which Partners Capital Investment Group, LLP directly has voting and dispositive power.

Partners Capital Intermediate 3 LLC is a member of Partners Capital Investment Group, LLP.

Partners Capital Intermediate 2 LLC is the sole member of Partners Capital Intermediate 3 LLC.

Partners Capital Intermediate 5 Inc. is the sole member of Partners Capital Intermediate 2 LLC.

Partners Capital Investment Group (Holdings) LLP is the sole shareholder of Partners Capital Intermediate 5 Inc.

Partners Capital Intermediate 6 LLC is a member of Partners Capital Investment Group (Holdings) LLP.

Partners Capital Intermediate 4 Inc. is the sole member of Partners Capital Intermediate 6 LLC.

HCP PCIG LLC is the sole shareholder of Partners Capital Intermediate 4 Inc.

Partners Capital Group Holdings, Inc. is the sole member of HCP PCIG LLC.

Partners Capital Holdings, LLP is the sole shareholder of Partners Capital Group Holdings, Inc. and may be deemed to beneficially own securities beneficially owned by Partners Capital Investment Group, LLP.
Percent of class:
See the information set forth in Row 11 on each cover page.

The percentages herein are calculated based upon 19,035,104 shares of common stock outstanding as of August 7, 2026, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2026, filed with the Securities and Exchange Commission on August 7, 2026.
Sole power to vote or to direct the vote: See the information set forth in Row 5 on each cover page.
Shared power to vote or to direct the vote: See the information set forth in Row 6 on each cover page.
Sole power to dispose or to direct the disposition: See the information set forth in Row 7 on each cover page.
Shared power to dispose or to direct the disposition: See the information set forth in Row 8 on each cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Certain funds and accounts managed by the Partners Capital Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Shares. Partners Capital Phoenix Fund II SPV, Ltd. and Mellifera L.P. (together with its general partner, Mellifera GP Ltd.), each have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, greater than five percent of the outstanding Common Shares.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to Partners Capital Holdings, LLP, an investment adviser registered with the UK FCA, is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

## Signatures
- Partners Capital Holdings, LLP: /s/ Olivier Piccoli, General Counsel (08/12/2026)
- Partners Capital Investment Group, LLP: /s/ Olivier Piccoli, General Counsel (08/12/2026)
- Partners Capital LLP: /s/ Olivier Piccoli, General Counsel (08/12/2026)